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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.       )*
                                           -------

                             BASIN EXPLORATION, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  070 107 10 7
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)
                              Page 1 of 5 pages

CUSIP No. 070 107 10 7                13G                      Page 2 of 5 Pages


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael S. Smith

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  /   /
                                                              (b)  / X /

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen

   NUMBER OF      5   SOLE VOTING POWER
     SHARES
  BENEFICIALLY             2,577,433
    OWNED BY
      EACH        6   SHARED VOTING POWER
   REPORTING
     PERSON                90,700
      WITH

                  7   SOLE DISPOSITIVE POWER

                           2,577,433

                  8   SHARED DISPOSITIVE POWER

                           90,700

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,481,433

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           X

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           18.0

 12  TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

SCHEDULE 13G                                                        Page 3 of 5


CUSIP No. 070 107 10 7   Basin Exploration, Inc.


Item 1.

      (a)   Name of Issuer:  Basin Exploration, Inc.

      (b)   Address of Issuer's Principal Executive Offices:
              370 17th Street, Suite 3400
              Denver, Colorado  80202

Item 2.

      (a)   Name of Person Filing:  Michael S. Smith

      (b)   Address of Principal Business Office:
              370 17th Street, Suite 3400
              Denver, Colorado 80202

      (c)   Citizenship:  United States

      (d)   Title of Class of Securities:  Common Stock

      (e)   CUSIP Number:  070 107 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)      Broker or Dealer registered under Section 15 of the Act
          ----

      (b)      Bank as defined in section 3(a)(6) of the Act
          ----

      (c)      Insurance Company as defined in section 3(a)(19) of the Act
          ----

      (d) Investment Company registered under section 8 of the Investment ---- Company Act

      (e) Investment Adviser registered under section 203 of the Investment ---- Advisers Act of 1940

      (f)      Employee Benefit Plan, Pension Fund which is subject to
          ---- the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

      (g)      Parent Holding Company, in accordance with
          ---- section 240.13d-1(b)(1)(ii)(G)
               (Note:  See Item 7)

      (h)      Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
          ----

                               Page 3 of 5 pages

SCHEDULE 13G                                                         Page 4 of 5


CUSIP No. 070 107 10 7   Basin Exploration, Inc.


Item 4.   Ownership

      (a)   Amount Beneficially Owned:  2,481,433
            Excludes 304,300 shares owned by the reporting person's wife and 96,000 shares owned by trusts formed for the benefit of the reporting person's daughters, 2,000 shares owned by reporting person's daughters, and 90,700 shares owned by a charitable foundation of which the reporting person is president. The reporting person disclaims beneficial ownership of all shares owned by his wife, his daughters, and his daughter's trusts and such charitable foundation.

      (b)   Percent of Class: 19.4%

      (c)   Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote of 2,577,433

             (ii) shared power to vote or to direct the vote of 90,700

            (iii) sole power to dispose or to direct the disposition of
                  2,577,433

             (iv) shared power to dispose or to direct the disposition of
                  90,700

Item 5.   Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

              Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable

Item 8.   Identification and Classification of Members of the Group

              Not applicable


                               Page 4 of 5 pages

SCHEDULE 13G                                                         Page 5 of 5


CUSIP No. 070 107 10 7   Basin Exploration, Inc.

Item 9.   Notice of Dissolution of Group

              Not Applicable

Item 10.  Certification

              Not Applicable


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FEBRUARY 6, 1998
                                       -----------------------------------------
                                       Date


                                       /S/ MICHAEL S. SMITH
                                       -----------------------------------------
                                       Signature


                                       MICHAEL S. SMITH
                                       -----------------------------------------
                                       Name


                               Page 5 of 5 pages